

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Carole Ben-Maimon
Chief Executive Officer
Larimar Therapeutics, Inc.
Three Bala Plaza E Ste 506
Bala Cynwyd, PA 19004

Re: Larimar Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 14, 2020
File No. 333-246370

Dear Dr. Ben-Maimon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at (202) 551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rachael M. Bushey